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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN COMMUNITY BANCSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02520W106

(Cusip Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02520W106

1.	Name of Reporting Person: Marla Braun		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 475,862

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 475,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 475,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This Amendment No. 1 to Schedule 13D (the “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of American Community Bancshares, Inc. (the “Company”) which is beneficially owned by Marla Braun (the “Reporting Person”). The Company’s principal executive offices are located at 4500 Cameron Valley Parkway, Suite 150, Charlotte, North Carolina 28211.

Item 2. Identity and Background

(a)	Marla Braun

(b)	The Reporting Person’s business address is 13101 SW 107 Ave., Miami, FL 33176.

(c)	The Reporting Person is a private investor.

(d)	The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person beneficially owns 475,862 shares of Common Stock in the following manner: (i) 50,815 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and her spouse; (ii) 306,714 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and one of her adult children (“Account One”); and (iii) 118,333 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and another one of her adult children (“Account Two”). The Reporting Person hereby disclaims beneficial ownership of 5,250 shares of Common Stock owned in her spouse’s IRA. Accordingly, this Statement relates to the Reporting Person’s beneficial ownership of an aggregate of 475,862 shares of Common Stock (the “Shares”), all of which were purchased with personal funds in a series of open market transactions at an average cost of approximately $7.75 per share of Common Stock.

Item 4. Purpose of Transaction

     The Reporting Person intends to treat the Common Stock as an investment and will realize a gain or loss, if any, on the sale of the Shares if sold.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company’s most recent public reports, the Shares represent approximately 6.8% of the total number of outstanding shares of Common Stock.

     (b) The Reporting Person shares voting and dispositive power over the Shares in the following manner: (i) the Reporting Person shares voting and dispositive power over 50,815 shares of Common Stock with her spouse; (ii) the Reporting Person shares voting and dispositive power over 306,714 shares of Common Stock with one of her adult children; and (iii) the Reporting Person shares voting and dispositive power over 118,333 shares of Common Stock with another one of her adult children.

     (c) During the past 60 days, the Reporting Person has not acquired any shares of Common Stock. On April 30, 2005, the Reporting Person exercised warrants to purchase 116,500 shares of Common Stock at $10.50 per share. In addition, the following open market purchases of the Company’s Common Stock were made by the Reporting Person and her spouse and have not been previously reported: (i) 1,000 shares at $11.67 per share on February 20, 2007; (ii) 800 shares at an average price of $12.62 per share; 1,000 shares at $11.32 per share on March 6, 2007; and 3,565 shares at an average price of $12.98 per share. On May 3, 2006, the Reporting Person and one of her adult children purchased 2,600 shares of Common Stock at an average price of $12.40 per share.

     (d) Not Applicable

     (e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7.	Material to Be Filed as Exhibits

     The Reporting Person is filing as Exhibit A a Press Release setting forth a letter dated September 6, 2007 sent to the Company’s Chairman of the Board and Lead Director.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2007

/s/ Marla Braun
Marla Braun

EXHIBIT A
Miami, Florida (September 6, 2007) - Investor Marla Braun today announced that she sent the following letter to the Chairman of the Board and Lead Director of American Community Bancshares, Inc. (NASDAQ: ACBA):
MARLA BRAUN
13101 SW 107th Avenue
Miami, Florida 33176
September 6, 2007
Randy P. Helton, Chairman of the Board
Robert G. Dinsmore, Lead Director
American Community Bancshares, Inc.
4500 Cameron Valley Parkway, Suite 150
Charlotte, NC 28211
Dear Sirs:
     As a shareholder of American Community Bancshares, Inc. (the “Company”) who owns 475,862 shares representing 6.8% of the outstanding shares of the Company, I wish to express my deep dissatisfaction at the performance of the Company and, by extension, its management, and to demand that the Board of Directors exercise its fiduciary obligations to enhance shareholder value.
     The Company’s poor performance is highlighted by a negative market perception that the Company is not being managed effectively on a long-term basis. This prolonged poor performance is unfortunately reflected in the price of our shares, which continues to stagnate or decline year after year, closing at $11.00 per share on August 29, 2007, $10.90 per share on January 3, 2007 (the first trading day of 2007), $12.40 per share on January 3, 2006 (the first trading day of 2006) and $11.13 per share on January 3, 2005 (the first trading day of 2005). Moreover, the Company’s annual report on Form 10-K for the year ended December 31, 2006 indicates that the Company’s current share price is less than the quarterly low sales price for 7 of the 8 quarterly periods ended in 2006 and 2005. In addition, our share price in 2007 has done no better.
     I believe that the Company is in an envious position in North and South Carolina and is worth considerably more than the current stock price reflects. Accordingly, it is crystal clear that the management of the Company needs advice and assistance from a financial advisor in order to rid us of our stagnant stock price. Perhaps the engagement of a financial advisor to explore the Company’s strategic alternatives should be considered, including the sale of the bank.
     I hereby request that you share my observations with the Board of Directors, so that it could consider some possible alternatives for the Company to pursue in light of their fiduciary obligations. Please be advised that I am considering the possibility of submitting certain issues for consideration at the next shareholders meeting, if I do not receive a satisfactory response.
     Please let me know at your earliest convenience what action you and the other directors are taking with respect to the foregoing.

Very truly yours,
/s/ Marla Braun
Marla Braun